NDT VENTURES LTD.

PRESS RELEASE

November 2, 2004

#04-18

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

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NDT Acquires Zymo Copper/Gold Property

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF)  has acquired an option to earn a 100 % interest in the Zymo Project. The property is located in west-central British Columbia, approximately 50 kilometers west of Smithers with good road access.

The Zymo Project is a high sulphidation porphyry system characterized by a strongly altered stock highly anomalous in copper, gold, zinc, lead and silver. Soil sampling on the property in the 1980's identified a 600 by 700 meter copper anomaly with values between 400 and 3,870 ppm.  In the late 1990's a major copper producer completed an initial program and additional work, including an airborne magnetic survey, was recommended. No further work was completed and the property has remained idle ever since. An example of a porphyry copper/gold deposit which occurs in this geological environment is the Kemess Mine, which has published proven reserves of 4,835,000 ounces of gold and 1,447,000 pounds of copper.

The precious as well as the base metal potential at Zymo is supported by limited surface sampling by others which shows stream sediments from creeks draining the area to be anomalous in gold, silver, copper, lead and zinc. Samples of locally derived float have yielded gold values up to 7.2 g/t and silver exceeding 200 g/t.  There are also exposures of semi-massive to massive zinc-lead-copper veins associated with breccia dykes. Limited sampling of these dykes has yielded multi gram gold, over 1600 g/t silver, 20 percent copper, 11 % zinc and high lead values.

To date, there has been no concerted effort to systematically explore the Zymo system and NDT considers the project to be an excellent exploration opportunity within a very permissive geologic environment. The Company has contracted a helicopter-borne electromagnetic and magnetic geophysical survey totaling approximately 650 line kilometers over the Zymo claims. This survey will commence shortly with ground field exploration work to begin as soon as weather conditions permit in 2005.

NDT can earn a 100 % interest in the Zymo Property by making cash payments totaling $125,000 issuing 850,000 common shares of NDT stock and conducting $700,000 in exploration over a four year period. The agreement is subject to board and regulatory approval.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

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Fred G. Hewett, P. Eng.

President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.